Exhibit 99.1

media release
Media enquiries please contact: Greg Baxter on
Tel: 61 2 8274 5377 Mob: 0419 461 368 or
Steve Ashe on Tel: 61 2 8274 5246
Mob: 0408 164 011

10 March 2004

Management Change

     James Hardie announced today that its Executive Vice President, Mr Greg Baxter is leaving the company to take up a position as Director, Corporate Affairs for News Limited, the Australian operating group of The News Corporation Limited.

     James Hardie’s CEO, Mr Peter Macdonald said: “Greg has made a significant contribution to James Hardie’s growth and development in his seven years with the Group.”

     “He has been a key member of my Group Management Team and has been instrumental in developing the high standards of disclosure and communication for which the company now enjoys a strong reputation,” Mr Macdonald said.

     “In particular, Greg has created a corporate affairs and investor relations capability at James Hardie that has become one of the best of its kind in Australia.”

     Mr Macdonald said Mr Baxter would leave the company in late May to allow time for him to complete his current projects, including assisting with the company’s submission to the current NSW Government inquiry.

     “Greg has built a talented corporate affairs team at James Hardie and each member of the team will assume expanded roles and increased responsibilities as we implement a smooth transition over the next few months. ” Mr Macdonald said.

     Until Mr Baxter departs, contact details for the James Hardie Corporate Affairs team are unchanged and as follows:

Greg Baxter	— Executive Vice President	Tel 02 8274 5377
Steve Ashe	— Vice President Investor Relations	Tel 02 8274 5246
Julie Sheather	— Vice President Public Affairs	Tel 02 8274 5206
Shane Grimes	— Mgr, Corporate Communication	Tel 02 8274 5225
Samantha Leet	— Executive Assistant	Tel 02 8274 5305

     End.

Media/Analysts Enquiries:

Greg Baxter — Executive Vice President
Telephone: 61 2 8274 5377
Mobile: 0419 461 368
Email: greg.baxter@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

     This media release contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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